                                    FORM 11-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
    1934
                  For the fiscal year ended September 30, 2003

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
    OF 1934

               For the transition period from _______ to _________

                  Commission file numbers 1-2116 and 000-50408

                   RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                            (Full title of the Plan)

                        ARMSTRONG WORLD INDUSTRIES, INC.
                            ARMSTRONG HOLDINGS, INC.
               2500 Columbia Avenue Lancaster, Pennsylvania 17604
           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                                                                                Page No.
Item 1. Independent Auditors' Report                                                 4

Item 2. Statements of Net Assets Available for Benefits                              5
        September 30, 2003 and 2002

Item 3. Statements of Changes in Net Assets Available for Benefits                   6
        Years ended September 30, 2003 and 2002

Notes to Financial Statements                                                     7-18

Schedule H, line 4i - Schedule of Assets (Held at End of Year)                      19

Exhibits

        Consent of Independent Auditors                                             20

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the committee constituting the administrator which administers the plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                     RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                                     OF ARMSTRONG WORLD INDUSTRIES, INC.

March 23, 2004                       By: /s/ Matthew J. Angello
                                     ---------------------------

                                     Matthew J. Angello, Chairman of the
                                     Retirement Committee

Item 1

                          Independent Auditors' Report

The Retirement Committee
Armstrong World Industries, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings and Stock Ownership Plan of Armstrong World Industries, Inc. as of September 30, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, on December 6, 2000, Armstrong World Industries, Inc., the Plan's sponsor, filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in order to use the court-supervised reorganization process to achieve a resolution of its asbestos liability.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Retirement Savings and Stock Ownership Plan of Armstrong World Industries, Inc. as of September 30, 2003 and 2002 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

March 15, 2004
Philadelphia, Pennsylvania

Item 2

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                 Statements of Net Assets Available for Benefits
                           September 30, 2003 and 2002

                                                                          September 30,
                                                                  -----------------------------
                                                                      2003             2002
                                                                  ------------     ------------
Assets:
 Investments in master trust:
  Cash equivalents:
   Fidelity Retirement Money Market Portfolio                     $ 12,453,249     $  5,556,960
  Shares of registered investment companies:
   Fidelity Magellan Fund                                           68,528,640       51,003,508
   Fidelity Low-Priced Stock Fund                                    7,072,362        4,123,067
   Fidelity OTC Portfolio                                           15,405,596       11,362,627
   Fidelity Asset Manager Fund                                       6,876,337        5,215,695
   Fidelity Asset Manager:  Income Fund                              1,743,139        2,045,481
   Fidelity Asset Manager:  Growth Fund                              7,213,049        7,063,524
   Fidelity Overseas Fund                                            2,500,271          981,827
   MSIF Trust Value Portfolio                                        2,058,986        1,357,675
   MSIF Trust Mid Cap Core Portfolio                                 5,359,490        3,806,859
   Spartan US Equity Index Fund                                     38,428,154       32,293,863
   MSIF Global Value Equity Portfolio                                1,970,707        1,531,596
   Fidelity Equity Income Fund                                       5,557,608               --
   Fidelity Intermediate Bond Fund                                   3,845,027               --
   Fidelity Freedom 2010 Fund                                        1,453,389               --
   Fidelity Freedom 2020 Fund                                        1,472,476               --
   Fidelity Freedom 2030 Fund                                          569,659               --
   Fidelity Freedom 2040 Fund                                           61,620               --
   Fidelity Freedom Income Fund                                        363,012               --
  Interest in common/collective trusts:
    Fidelity Managed Income Portfolio II, Class 3                  134,356,409               --
   Fixed income investment contracts:
    Fidelity Interest Income Fund                                           --      129,426,624
   Armstrong Holdings, Inc. Common Stock                             1,442,043        1,315,270
   Participant loans                                                 4,115,721        3,340,927
                                                                  ------------     ------------
    Total investments in master trust                              322,846,944      260,425,503
  Investments in employee stock ownership funds:
   Cash equivalents                                                    112,280          115,529
   Allocated Armstrong Holdings, Inc. Common Stock                   3,665,459        3,556,219
   Unallocated Armstrong Holdings, Inc. Common Stock                 2,867,325        2,580,593
                                                                  ------------     ------------
    Total investments in employee stock ownership funds              6,645,064        6,252,341
 Restorative payment receivable pursuant to settlement agreement     1,500,000               --
 Interest and other receivables                                          4,299            1,441
                                                                  ------------     ------------
     Total assets                                                  330,996,307      266,679,285
                                                                  ------------     ------------

Liabilities:
 Guaranteed ESOP notes                                             142,158,150      142,158,150
 Interest and tax penalty                                           15,458,029       15,458,029
 Accrued interest                                                   74,457,059       47,360,229
                                                                  ------------     ------------
     Total liabilities                                             232,073,238      204,976,408
                                                                  ------------     ------------

 Net assets available for benefits                                $ 98,923,069     $ 61,702,877
                                                                  ============     ============

See accompanying notes to the financial statements.

Item 3

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
           Statements of Changes in Net Assets Available for Benefits
                     Years Ended September 30, 2003 and 2002

                                                                  Year Ended September 30,
                                                                ----------------------------
                                                                   2003             2002
                                                                -----------     ------------
Additions to net assets attributed to:
  Employee contributions                                        $18,201,070     $ 16,014,947
  Employer contributions                                          5,485,615        4,581,065
                                                                -----------     ------------
                                                                 23,686,685       20,596,012

  Dividends                                                       6,457,768        1,671,532
  Interest on fixed income investments and cash equivalents       1,637,176        7,023,448
  Interest on loans                                                 209,971          234,551
  Net appreciation in fair value of investments                  29,827,015               --
  Restorative payment pursuant to settlement agreement            1,500,000               --
  Net transfers from other employee benefit plans                27,215,884          617,509
                                                                -----------     ------------
                                                                 66,847,814        9,547,040
                                                                -----------     ------------

     Total additions                                             90,534,499       30,143,052
                                                                -----------     ------------

Reduction in net assets attributed to:
  Benefits paid to participants                                  26,142,786       20,216,869
  Deemed distributions of participant loans                          74,691           20,087
  Interest expense                                               27,096,830       23,932,139
  Net depreciation in fair value of investments                          --       36,493,094
                                                                -----------     ------------

     Total reductions                                            53,314,307       80,662,189
                                                                -----------     ------------

  Net increase (decrease)                                        37,220,192      (50,519,137)

Net assets available for benefits:

  Beginning of year                                              61,702,877      112,222,014
                                                                -----------     ------------

  End of year                                                   $98,923,069      $61,702,877
                                                                ===========     ============

See accompanying notes to the financial statements.

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                          Notes to Financial Statements

(1)  Plan Description

     The Retirement Savings and Stock Ownership Plan of Armstrong World Industries, Inc. ("the Plan") is a defined contribution plan established for the purpose of providing participants a means for long-term savings intended for the accumulation of retirement income. The Plan is comprised of two parts--Retirement Savings Plan and Employee Stock Ownership Plan
     (ESOP). Each part has its own set of participant accounts and investment funds. On December 6, 2000 Armstrong World Industries, Inc. ("Armstrong") filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware in order to use the court-supervised reorganization process to achieve a resolution of its asbestos-related liability. On December 6, 2000 Armstrong filed a motion with the bankruptcy court to allow Armstrong to continue making contributions to the Plan. The motion was approved by the bankruptcy court. Management does not anticipate that Armstrong's bankruptcy filing will have an adverse impact on the operations of the Plan. See Note 13 for further discussion of Chapter 11 events.

     On October 17, 2002, Armstrong's Retirement Committee unanimously passed a resolution to merge the Armstrong Wood Products Salaried Employees' Profit Sharing Plan and portions of the Hartco Flooring Co. Retirement Savings Plan and the Robbins Hardwood Flooring, Inc. Employees' Retirement Savings Plan into the Plan. Effective December 20, 2002, plan assets of $26.9 million were transferred into the Plan.

     (a) Retirement Savings

         Separate balances are maintained for contributions made by or on behalf of a participant. The balances in each fund reflect the participants' contributions together with dividends, interest, other income, and realized and unrealized gains and losses allocated thereon.

         Each participant may have up to seven accounts that make up the participant's total balance:

                Sheltered account - The Plan was amended effective April 1, 2002 to allow participants to contribute from 1% to 40% of pretax compensation as deferred compensation, as permitted under
                Section 401(k) of the Internal Revenue Code. Prior to April 1, 2002, participants could contribute from 1% to 15% of pretax compensation.

                Standard account - Participants may contribute from 1% to 10% of after-tax compensation.

                Rollover account - Participants may invest any untaxed amounts rolled over from another tax-qualified, employer-sponsored plan. The Plan was amended to expand the permissible sources of rollover contributions beginning January 1, 2003 to include qualified annuity contracts, tax-deferred annuity plans, governmental deferred compensation plans, and individual retirement arrangements.

                Retirement savings match account - This account holds any cash match amount contributed by Armstrong beginning in December 2000. Armstrong contributes an amount equal to 50% of the first 6% of each participant's sheltered account contributions. This account also holds any amount contributed by Armstrong before cash matching contributions were discontinued in 1990 (formerly referred to as the Old Match account).

                Age 50 catch-up account - The Plan was amended effective January 1, 2003 to allow participants who are age 50 or older to make "catch-up" contributions, subject to the annual limits on catch-up contributions specified in the Internal Revenue Code.

                AWP profit sharing account - This account holds discretionary profit sharing money contributed by Armstrong for certain employees.

                Tax-deductible account (MIRA) - This account holds any contributions made to the Plan before January 1, 1987. No new contributions can be made to this account.

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

     Participants have an immediate 100% vested interest with respect to their contributions and are fully vested with regard to any Armstrong contributions in the retirement savings match account attributable to matching contributions made before December 1, 2000. Participants have a 100% vested interest in Armstrong amounts contributed to their retirement savings match account made on or after December 1, 2000 upon completion of five years of service. On June 25, 2002, the Plan was amended such that all participants actively employed on or after October 1, 2002 will become 100% vested in Armstrong amounts contributed to their retirement savings match account upon completion of three years of service. Participants who were former participants in the Armstrong Wood Products Salaried Employees' Profit Sharing Plan, the Hartco Flooring Co. Retirement Savings Plan and the Robbins Hardwood Flooring, Inc. Employees' Retirement Savings Plan and were hired prior to and actively employed on January 1, 2003 are fully vested with regard to any Armstrong contributions. Participants who were former participants in the Armstrong Wood Products Salaried Employees' Profit Sharing Plan, the Hartco Flooring Co. Retirement Savings Plan and the Robbins Hardwood Flooring, Inc. Employees' Retirement Savings Plan but were not actively employed on January 1, 2003 will become vested based upon the requirements of those predecessor plans (maximum vesting period of five years).

     (b) Stock Ownership

         The ESOP portion of the Plan has three accounts maintained for each member for contributions and allocations of shares of Armstrong Holdings, Inc. common stock from the Unallocated Armstrong Holdings, Inc. Common Stock Fund:

                Exchange account -Participants who elected to reduce their pretax compensation in amounts ranging from 1% to 6% had these contributions credited to an Exchange Account. Contributions to the Exchange Account were invested in Armstrong Holdings, Inc. common stock. Effective December 1, 2000, all regular contributions and allocations to the Exchange Account ceased.

                Match account - The Plan matched a portion of the contributions made to the Exchange Account with additional shares of Armstrong Holdings, Inc. common stock. The matching amounts were recorded in participants' Match Accounts. The match percentage, either 50% or 75%, was determined by the closing stock price on the last day of the allocation period. Effective December 1, 2000, all regular contributions and allocations to the Match Account ceased.

                Equity account - Eligible participants also received shares of Armstrong Holdings, Inc. common stock in their Equity Account. The Equity Account was intended to provide a source of funds to replace certain retiree medical benefits which were phased out in conjunction with the adoption of the ESOP. Effective December 1, 2000, all allocations to the Equity Account ceased.

         All participants have a 100% vested interest in the full value of their Exchange Account. Interest in the Equity and Match Accounts vests after five years of service. On June 25, 2002, the Plan was amended such that all participants actively employed on or after October 1, 2002 will become 100% vested in their Equity and Match Accounts upon completion of three years of service.

     Amounts forfeited by participants are first used to reduce future Armstrong contributions, and then to pay administrative expenses under the Plan.

(2)  Summary of Significant Accounting Policies

     (a) Basis of Presentation

         The accompanying financial statements have been prepared on the accrual basis except for interest income on participant loans, which is recorded when received.

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

         The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates recorded.

     (b) Investments in Master Trust

         The money market and managed income portfolios are stated at cost, which approximates fair value. The value of the participant loans represents the unpaid principal of employee loans. The value of all other investments is based on quoted market price.

         Securities transactions are recognized on the settlement date (the date on which payment for a buy or sell order is made or received), since adjustment to a trade-date basis would not be material. Dividend income is recorded on the ex-dividend date. Interest income on participant loans is recorded when received.

         Deemed distributions occur when active participants default on their loans. Their loans are in default due to failure to make the required repayments or their loans mature and have not been repaid in full.

         Employee Stock Ownership Funds

         Investments in the Employee Stock Ownership Funds represent shares of Armstrong Holdings, Inc. common stock valued at quoted market price. Cash equivalents are stated at cost, which approximates fair value.

     (c) Expenses

         All legal, accounting and administrative expenses associated with Plan operations are paid by Armstrong.

(3)  Investments in Master Trust

     (a) Retirement Savings Funds

         Assets are held in a Master Trust administered by Fidelity Management Trust Co., as Trustee, and are segregated into twenty-one investment options.

         The following is a brief description of the investment funds to which Plan participants may elect to allocate their contributions. Participants should refer to fund prospectuses for more complete information regarding the investment funds.

             1. Spartan US Equity Index Fund - This fund is principally a portfolio of common stocks constructed and maintained with the objective of providing investment results which approximate the overall performance of the common stocks included in the Standard & Poor's Composite Index of 500 stocks.

             2. Fidelity Magellan Fund - This fund invests in common stocks of companies having substantial growth prospects as determined by independent investment managers.

             3. Fidelity Low-Priced Stock Fund - This fund seeks capital appreciation through investments primarily in U.S. and foreign low-priced stocks that may be undervalued, overlooked or out of favor.

             4. Fidelity Retirement Money Market Portfolio - This fund invests in short-term (less than one year maturity) fixed income instruments such as U.S. Treasury Bills, bank certificates of deposit, and high grade commercial paper.

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

             5. Fidelity Managed Income Portfolio II, Class 3 - Prior to May 15, 2001, contributions to the Fidelity Interest Income Fund were invested in the general accounts of insurance companies and were credited at contracted interest rates. Invested principal and accumulated interest amounts were guaranteed against loss by the insurance company. Crediting interest rates were reset periodically during the plan year. At September 30, 2002, the interest rates ranged between 3.25% and 6.82%. The average yield at September 30, 2002 was 4.98%. Beginning May 15, 2001, contributions to this fund are invested in shares of Fidelity Managed Income Portfolio II (MIPII). As existing insurance contracts matured or were liquidated, the Fidelity Interest Income Fund used the proceeds to purchase shares of MIPII. As of January 2, 2003, all insurance contracts had matured or were liquidated, the Fidelity Interest Income Fund was dissolved, and the Plan began investing directly in the Fidelity MIPII Fund. MIPII is a commingled pool of the Fidelity Group Trust for 401(k) plans which is comprised of high-quality fixed income investment contracts.

             6. MSIF Global Value Equity Portfolio - This fund invests in a diversified selection of stocks throughout the world. It seeks to increase the value of the investment over the long term through growth of capital.

             7. Armstrong Holdings, Inc. Common Stock - Amounts invested in this fund, along with dividend earnings thereon, are invested in Armstrong Holdings, Inc. common stock. Common stock shares held by the fund at September 30, 2003 and 2002 were 961,362 and 974,274, respectively. On May 1, 2000, Armstrong Holdings, Inc. acquired the stock of Armstrong World Industries, Inc. An indirect holding in Armstrong World Industries, Inc. makes up substantially all of the assets of Armstrong Holdings, Inc. As of December 19, 2000, the Plan was amended to eliminate this investment option effective with contributions made on or after December 27, 2000 and transfers processed on or after January 1, 2001.

             8. Fidelity Overseas Fund - This fund invests in securities of issuers whose principal business activities are outside the U.S. Investments may include common stock and securities convertible into common stock, as well as debt instruments.

             9. Fidelity OTC Portfolio - This fund invests in securities traded in the over-the-counter securities market with the objective of maximizing capital appreciation. Over-the-counter securities include common and preferred stocks, securities convertible into common stock, warrants, and debt instruments.

             10. Fidelity Asset Manager Fund - This is an asset allocation fund which invests in a diversified portfolio of stocks, bonds, and short-term instruments. The fund has a balanced investment strategy with a goal of high total return with reduced risk over the long term.

             11. Fidelity Asset Manager: Income Fund - This is an asset allocation fund which invests in a diversified portfolio of stocks, bonds, and short-term instruments. The fund has an investment strategy focusing on bonds and short-term instruments to achieve a high level of current income and capital preservation.

             12. Fidelity Asset Manager: Growth Fund - This is an asset allocation fund invested in a diversified mix of stocks, bonds, and short-term instruments. The fund's investment strategy is an aggressive one emphasizing stocks with the goal of maximum total return over the long term.

             13. MSIF Trust Mid Cap Core Portfolio - This fund invests in undervalued common stocks of mid-sized companies with a strong potential for increase in share price. It seeks to provide above-average long-term returns.

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

             14. MSIF Trust Value Portfolio - This fund seeks to provide above average long-term returns by investing mostly in common stocks of large companies that are considered undervalued.

             15. Fidelity Equity Income Fund - This fund has a primary objective of seeking reasonable income levels by investing at least 80% of total assets in income producing equity securities, which tends to lead to investments in large cap "value" stocks. The fund may also invest in other types of equity securities and debt securities, including lower-quality debt securities. The fund seeks a yield that exceeds the yield of the securities comprising the Standard & Poor's 500 Index.

             16. Fidelity Intermediate Bond Fund - This fund has a primary objective of seeking high current income by investing in U.S. dollar-dominated investment grade debt securities with maturities between three to ten years. The Lehman Brothers Intermediate Government/Corporate Bond Index is used as a guide in structuring the fund and selecting the investments.

             17. Fidelity Freedom 2010 Fund - This fund seeks high total return by investing in a combination of Fidelity equity, fixed-income, and money market funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2010.

             18. Fidelity Freedom 2020 Fund - This fund seeks high total return by investing in a combination of Fidelity equity, fixed-income, and money market funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2020.

             19. Fidelity Freedom 2030 Fund - This fund seeks high total return by investing in a combination of Fidelity equity, fixed-income, and money market funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2030.

             20. Fidelity Freedom 2040 Fund - This fund seeks high total return by investing in a combination of Fidelity equity, fixed-income, and money market funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2040.

             21. Fidelity Freedom Income Fund - This fund seeks high current income and, as a secondary objective, capital appreciation. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds using a moderate allocation strategy designed for investors already in retirement.

         Participant loans represent the unpaid principal balances of loans to Plan participants in accordance with established loan provision guidelines. At September 30, 2003, the interest rates ranged between 4.00% and 11.50%. At September 30, 2002, the interest rates ranged between 4.75% and 11.96%.

         On June 25, 2002, the Plan was amended to add the Fidelity Equity Income Fund, the Fidelity Intermediate Bond Fund, and the Fidelity Freedom Funds as investment options effective January 1, 2003. In addition, the Asset Manager Funds are no longer offered with respect to contributions made or transfers requested on or after January 1, 2003. Any contribution election on December 31, 2002 to invest in one of the Asset Manager Funds was changed to a corresponding Fidelity Freedom Fund on January 1, 2003. Any balances in the Asset Manager Funds as of December 31, 2003 were also transferred to a corresponding Fidelity Freedom Fund on December 31, 2003.

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

     The following table presents the estimated fair values of the investments of the Master Trust at September 30, 2003 and 2002:

                       Investment                     September 30, 2003     September 30, 2002
                       ----------                     ------------------     ------------------
     Spartan US Equity Index Fund                           $ 38,428,154           $ 32,293,863
     Fidelity Magellan Fund                                   68,528,640             51,003,508
     Fidelity Low-Priced Stock Fund                            7,072,362              4,123,067
     Fidelity Retirement Money Market Portfolio               12,453,249              5,556,960
     Fidelity Managed Income Portfolio II, Class 3           134,356,409                     --
     Fidelity Interest Income Fund                                    --            129,426,624
     MSIF Global Value Equity Portfolio                        1,970,707              1,531,596
     Armstrong Holdings, Inc. Common Stock                     1,442,043              1,315,270
     Fidelity Overseas Fund                                    2,500,271                981,827
     Fidelity OTC Portfolio                                   15,405,596             11,362,627
     Fidelity Asset Manager Fund                               6,876,337              5,215,695
     Fidelity Asset Manager: Income Fund                       1,743,139              2,045,481
     Fidelity Asset Manager: Growth Fund                       7,213,049              7,063,524
     MSIF Trust Mid Cap Core Portfolio                         5,359,490              3,806,859
     MSIF Trust Value Portfolio                                2,058,986              1,357,675
     Fidelity Equity Income Fund                               5,557,608                     --
     Fidelity Intermediate Bond Fund                           3,845,027                     --
     Fidelity Freedom 2010 Fund                                1,453,389                     --
     Fidelity Freedom 2020 Fund                                1,472,476                     --
     Fidelity Freedom 2030 Fund                                  569,659                     --
     Fidelity Freedom 2040 Fund                                   61,620                     --
     Fidelity Freedom Income Fund                                363,012                     --
     Participant loans                                         4,115,721              3,340,927
                                                      ------------------     ------------------
     Total investment in Master Trust                       $322,846,944           $260,425,503
                                                      ==================     ==================

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

         The amounts of net appreciation (depreciation) in fair value of investments of the Master Trust for the years ended September 30, 2003 and 2002 are presented below:

                     Investment                        2003           2002
                     ----------                     -----------   ------------
         Spartan US Equity Index Fund               $ 7,124,307   $ (8,995,610)
         Fidelity Magellan Fund                      10,853,379    (14,033,234)
         Fidelity Low-Priced Stock Fund               1,479,759       (314,962)
         MSIF Global Value Equity Portfolio             250,277       (324,665)
         Armstrong Holdings, Inc. Common Stock          268,408     (1,459,578)
         Fidelity Overseas Fund                         501,060       (172,507)
         Fidelity OTC Portfolio                       3,909,525     (1,180,609)
         Fidelity Asset Manager Fund                    853,262       (692,306)
         Fidelity Asset Manager: Income Fund            189,049        (92,950)
         Fidelity Asset Manager: Growth Fund          1,270,716     (1,431,149)
         MSIF Trust Mid Cap Core Portfolio            1,332,110     (1,040,335)
         MSIF Trust Value Portfolio                     407,810       (448,749)
         Fidelity Equity Income Fund                    503,291             --
         Fidelity Intermediate Bond Fund                 23,604             --
         Fidelity Freedom 2010 Fund                      97,554             --
         Fidelity Freedom 2020 Fund                     124,886             --
         Fidelity Freedom 2030 Fund                      41,422             --
         Fidelity Freedom 2040 Fund                       4,644             --
         Fidelity Freedom Income Fund                    10,388             --
                                                    -----------   ------------
         Total appreciation (depreciation)          $29,245,451   $(30,186,654)
                                                    ===========   ============

     (b) Stock Ownership Funds

         According to the terms of the trust agreement between JPMorgan Chase Bank ("the Trustee") and Armstrong World Industries, Inc., the Trustee manages a trust fund that has been created under the Plan and has been granted authority to purchase and sell Armstrong Holdings, Inc. common stock as is necessary to administer the Plan in accordance with its terms.

         At September 30, 2003, the investment in Armstrong Holdings, Inc. common stock represents 4,355,189 shares, valued at a quoted market price of $1.50. There are 2,443,639 shares held in the Allocated Armstrong Holdings, Inc. Stock Fund and 1,911,550 shares held in the Unallocated Armstrong Holdings, Inc. Stock Fund. The net appreciation in fair value of these investments for 2003 was $581,564. At September 30, 2002, the investment in Armstrong Holdings, Inc. common stock represented 4,545,786 shares, valued at a quoted market price of $1.35. There were 2,634,236 shares held in theAllocated Armstrong Holdings, Inc. Stock Fund and 1,911,550 shares held in the Unallocated Armstrong Holdings, Inc. Stock Fund. The net depreciation in fair value of these investments for 2002 was $6,306,440.

 (4) Armstrong Contributions

     Armstrong matches in cash, 50% of the first 6% of each employee's before-tax contribution into the Sheltered Account. Armstrong may also make, for Armstrong Cabinets Products salaried employees, discretionary contributions to the profit sharing portion of the Plan which are determined by the Retirement Committee. On December 12, 2003, the Plan was amended to eliminate future discretionary profit sharing contributions effective January 1, 2004.

                   RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

(5)  Guaranteed ESOP Notes and Loans Due Plan Sponsor

     The shares of Armstrong Holdings, Inc. common stock held in the Plan's Stock Ownership Accounts were purchased from Armstrong from the proceeds of the sale of Guaranteed ESOP notes in a total principal amount of $270,000,000 in 1989. Armstrong guaranteed the payment of principal and interest on the notes. The notes were scheduled to be repaid in semi-annual installments with interest per annum at 8.35% on the Series A Guaranteed Serial ESOP Notes due 1989-2001 and 8.92% on the Series B Guaranteed Serial ESOP notes due 2001-2004. At September 30, 2000, the principal amounts of the Guaranteed ESOP notes for Series A and Series B were $22,115,150 and $120,043,000, respectively. On November 22, 2000, Armstrong failed to repay $50,000,000 in commercial paper that was due. As a result, the Plan's remaining principal balance of $142,158,150 and unpaid interest became immediately payable along with a $15,458,029 interest and tax penalty. As discussed in Note 1, Armstrong filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code on December 6, 2000. On December 15, 2000, the Plan failed to make the scheduled principal and interest payment and, in light of Armstrong's Chapter 11 filing, Armstrong was not permitted to comply with its guarantee to pay such amounts. Subsequent to December 15, 2000, no debt service payments have been made and interest on unpaid principal, interest, and penalty accrues at contractual gross-up interest rates, 10.61% for the Series A notes and 11.32% for the Series B notes, plus 2% as stipulated in the ESOP notes. After Armstrong's Chapter 11 filing, such interest amounts are not recorded on Armstrong's financial statements. None of the Plan's assets have been pledged as collateral for the Guaranteed ESOP notes.

     Refinancing loans from Armstrong were used to ensure that the number of shares allocated during a semi-annual allocation period was equal to the sum of participants' exchange, equity and match shares. At September 30, 2000, there were 11 loans outstanding totaling $39,864,575. In July 2001, Armstrong forgave these outstanding loans, resulting in a non-cash employer contribution to the Plan of $39,864,575.

     The sources of cash used to repay the Plan's debt were employee contributions, employer contributions, and dividends on unallocated shares. Currently, there are no employee or employer contributions being made to the ESOP portion of the Plan. In addition, Armstrong has not declared any dividends since July 2000. On December 12, 2003 the Plan was amended to prohibit the future use of employee contributions to repay the Plan's debt.

(6)  Benefits

     (a) Retirement Savings Accounts

         Under terms of the Plan, a participant (or a beneficiary) is eligible for benefits upon retirement, termination of employment, or death before retirement. Disbursement of the total amount credited to a participant's account is payable (i) in a lump sum or (ii) in the case of retirement, partial disbursements are allowed.

         In addition, an active employee may elect to withdraw all or any part of his account attributable to after-tax contributions. Before reaching age 59 1/2, an active employee may withdraw his pretax contributions from the Sheltered Account, provided he can demonstrate financial hardship. Such employee shall be ineligible to make contributions for a 12-month period. On June 25, 2002, the Plan was amended with respect to hardship withdrawals made after December 31, 2002 to reduce the contribution suspension period to a 6-month period. An active employee may elect to withdraw all or any portion of his account balance in the Tax-Deductible (MIRA) and Rollover Accounts.

         Under the rules of the Plan, the participant may borrow up to the lessor of 50% of his vested balance or $50,000. The money borrowed must come from the Sheltered, Age 50 catch-up, Rollover, Standard, AWP profit sharing or Retirement Savings Match Accounts. The amount of the loan is transferred to a Loan Reserve pledged as security for the loan and is evidenced by a promissory note payable to the Plan. Interest rates are determined periodically by the Retirement Committee in accordance with prevailing interest rates. The loans are reflected in the Loan Portfolio investment fund. Loan repayments are made by payroll deductions or in a manner agreed to by the employee and the Plan Administrator. Effective November 22, 2002, Armstrong officers are restricted from receiving loans through the Plan.

                   RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

     (b) Stock Ownership Accounts

         Upon death or any other separation from service from Armstrong, participants or their beneficiaries are entitled to receive a distribution of their vested account balances. Distributions are in the form of a lump sum cash payment or, upon request, Armstrong Holdings, Inc. common stock.

(7)  Obligation for Benefits

     All the funds of the Plan are held by investing institutions appointed by Armstrong under a trust agreement or investment contract. Benefits under the Plan are payable only out of these funds. Armstrong has no legal obligation to make any direct payment of benefits accrued under the Plan. Except as may be provided in an investment contract, neither Armstrong nor any investing institution guarantees the funds of the Plan against any loss or depreciation or guarantees the payment of any benefit thereunder. Although Armstrong has not expressed any intent to terminate the Plan, it may do so at any time. In case of termination or partial termination, the total amount in each employee's account will be distributed as the Plan Administrator directs.

(8)  Eligibility

     All salaried employees of Armstrong or any participating affiliated company which adopts this plan are eligible to participate in the Plan except for foreign nationals and leased employees. In addition, certain hourly employees are eligible to participate, including those employees in a collective bargaining unit where the collective bargaining agent for that unit agrees to coverage under the Plan. Eligible participants who leave Armstrong and are later reemployed can resume participation in the Plan on the date of rehire.

(9)  Diversification

     Although the Plan allows all participants, regardless of age and vested status, to fully diversify their ESOP accounts, certain participants are precluded from diversifying because of Armstrong's ongoing Chapter 11 proceedings.


(10) Litigation

     About 370 former Armstrong employees that were separated in two business divestitures in 2000 brought two purported class actions against the Retirement Committee of Armstrong, certain current and former members of the Retirement Committee, the Plan, Armstrong Holdings, Inc. and the trustee bank of the Plan. Plaintiffs allege breach of Employee Retirement Income Security Act (ERISA) fiduciary duties and other violations of ERISA pertaining to losses in their Plan accounts, which were invested in Armstrong Holdings, Inc. common stock. An agreement was reached to settle this matter. Contributors to the settlement are Armstrong, its insurer and the trustee bank of the Plan. Armstrong made a $750,000 payment for this matter in December 2003. The full amount of the settlement was allocated among the approximately 370 former employees. The settlement was approved by the Bankruptcy Court on March 31, 2003 and by the United States District Court (Eastern District of PA) on June 16, 2003.

     Subsequent to an audit by the United States Department of Labor ("DOL"), Armstrong was informed that the DOL was challenging the validity of the use of certain contributions to fund debt payments made by the ESOP, as provided for by the Plan. Armstrong and the DOL reached a settlement to resolve this matter with a funding to the ESOP of $1.5 million, which was paid to the Plan in December 2003 and was distributed to plan participants' accounts in February 2004 in accordance with terms of the agreement. Of the $1.5 million total settlement, insurance and third parties contributed $0.9 million to Armstrong.


(11) Federal Income Taxes

     The Internal Revenue Service issued its latest determination letter on November 25, 2003, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from federal income taxes. The Plan has been amended since receiving the determination letter. In the opinion of the Plan administrator and the Plan's qualified tax adviser, the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

                   RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

(12) Master Trust Agreement

     The Plan established a Master Trust Agreement with Fidelity Management Trust Company whereby the Plan assets held by Fidelity Management Trust Company are commingled and invested with the assets of the Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc. and the Bonus Replacement Retirement Plan of Armstrong World Industries, Inc. Prior to December 20, 2002, the assets were also commingled with the assets of the Armstrong Wood Products Salaried Employees' Profit Sharing Plan, the Armstrong Wood Products Non-union Hourly 401(k) Plan, the Robbins Hardwood Flooring Inc. Employees' Retirement Savings Plan, the Hartco Flooring Co. Bargaining Employees Retirement Savings Plan, and the Hartco Flooring Co. Retirement Savings Plan. Separate accounting for each plan under the Master Trust Agreement is maintained. The Plan has an undivided interest in the assets of this trust, and ownership is represented by proportionate dollar interest. The following summarizes the financial information of the Master Trust at September 30, 2003 and 2002:

                                                         September 30, 2003              September 30, 2002
                                                         Cost        Fair Value         Cost         Fair Value
                                                     ------------   ------------    ------------    ------------
     Cash equivalents                                $ 16,785,399   $ 16,785,399    $ 16,510,231    $ 16,510,231
     Armstrong Holdings, Inc. Common Stock             21,913,297      2,679,635      25,269,658       2,905,155
     Investments in registered investment companies   198,165,001    201,621,042     204,702,712     164,805,422
     Fixed income investment contracts                         --             --     176,543,179     176,543,179
     Investment in common/collective trusts           181,386,980    181,386,980              --              --
     Participant loans                                  6,443,352      6,443,352       6,163,258       6,163,258
                                                     ------------   ------------    ------------    ------------
       Total investments in Master Trust             $424,694,029   $408,916,408    $429,189,038    $366,927,245
                                                     ============   ============    ============    ============

     Plan's interest in Master Trust                 $329,492,583   $322,846,944    $298,508,049    $260,425,503
     Plan's percentage in Master Trust                       77.6%          79.0%           69.6%           71.0%

     During 2003 and 2002, the Master Trust's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                                                                         2003              2002
                                                                                    -------------    -------------
     Net appreciation (depreciation) in Master Trust                                  $35,812,595     ($41,014,128)
     Allocated net appreciation (depreciation) in Master Trust                         29,245,451      (30,186,654)

     During 2003 and 2002, interest and dividends in the Master Trust were as follows:

                                                                                         2003              2002
                                                                                    -------------     ------------
     Interest and dividends in Master Trust                                           $11,252,478       $12,841,359
     Allocated interest and dividends from
       investment in Master Trust                                                       8,304,138         8,927,296

     All of the above information was certified as complete and accurate by the trustee at September 30, 2003 and 2002 and for the years then ended.

(13) Chapter 11 Reorganization of Armstrong
     Plan of Reorganization

     On November 4, 2002, Armstrong filed a Plan of Reorganization with the United States Bankruptcy Court for the District of Delaware ("the Bankruptcy Court"). During 2003, Armstrong filed several amendments to the plan with the Bankruptcy Court, along with various exhibits. The Fourth Amended Plan of Reorganization, with certain exhibits, was filed on May 23, 2003 (and, as so amended and as modified by modifications filed with the Bankruptcy Court on October 17, 2003 and November 10, 2003, it is referred to in this report as the "POR").

     During 2003, the POR was submitted for a vote by Armstrong's creditors for its approval. It was approved by each creditor class that was entitled to vote on the POR except the class of unsecured creditors. On November

                   RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

     17 and 18, 2003, the Bankruptcy Court held a hearing on confirmation of the Plan and on December 19, 2003, issued proposed findings of fact and conclusions of law and a proposed order confirming the POR, notwithstanding the rejection of the POR by the class of unsecured creditors. On December 29, 2003, the Unsecured Creditors' Committee filed an objection to the Bankruptcy Court's proposed findings of fact and conclusions of law and the proposed order of confirmation of the POR. This objection remains pending with the U.S. District Court. Confirmation of the POR requires action of the U.S. District Court, as well as the Bankruptcy Court, in accordance with the Bankruptcy Code. At this time, the District Court judge involved in the Chapter 11 Case has stayed all proceedings before him concerning the Chapter 11 Case. See "Recent Developments and Next Steps in the Chapter 11 Process."

     Disclosure Statement

     In connection with the vote of creditors on the POR, Armstrong was required to prepare a disclosure statement concerning its business and the POR, including certain projected financial information assuming an Effective Date of the POR as July 1, 2003, intended to demonstrate to the Bankruptcy Court the feasibility of the POR and Armstrong's ability to continue operations upon its emergence from Chapter 11. On May 30, 2003, the Bankruptcy Court approved the disclosure statement for distribution to parties in interest in the Chapter 11 Case. The projected financial information included in the disclosure statement was updated in certain respects by information submitted to the Bankruptcy Court in connection with the Bankruptcy Court's November 2003 hearing on confirmation of the POR. The projected financial information was prepared for the limited purposes of consideration by the Bankruptcy Court, creditors and other parties in interest in the Chapter 11 Case of matters pertinent to the case. As indicated in the disclosure statement, the projected financial information and various estimates of value therein provided should not be regarded as representations or warranties by Armstrong or any other person. There is no assurance that any such projection or valuation will be realized. The projected financial information and estimates of value were prepared by Armstrong and its financial advisors and have not been audited or reviewed by independent accountants. The projections will not be updated on an ongoing basis. At the time they were prepared, the projections reflected numerous assumptions concerning reorganized Armstrong's anticipated future performance and with respect to prevailing and anticipated market and economic conditions, which were and remain beyond our control and which may not materialize. Projections are inherently subject to significant and numerous uncertainties and to a wide variety of significant business, economic and competitive risks and the assumptions underlying the projections may be wrong in a material respect. Actual results may vary significantly from those contemplated by the projections.

     Consideration to be Distributed under the POR (unaudited)

     Under the POR, the existing equity interests in Armstrong (including all of its outstanding shares of common stock) will be cancelled. The POR provides for the distribution of warrants to purchase shares of reorganized Armstrong (the "Warrants") to the holders of Armstrong's existing common stock. The terms of the Warrants are provided in an exhibit to the POR. Generally, the Warrants would permit the purchase of 5% of the common stock of reorganized Armstrong on a fully diluted basis upon exercise of all the Warrants, would be exercisable at any time during the seven years after the effective date of the POR, and would permit the purchase of shares at an exercise price of $37.50, which is equal to 125% of the $30.00 per share equity value of reorganized Armstrong. It is expected that warrants held inside the Plan will not be exercisable to purchase the common stock of reorganized Armstrong. Warrants held in the Plan may be sold by participants, with the monies reinvested among any of the investment funds available in the Plan. Whether any value will be realized from the Warrants will depend on whether the market value of reorganized Armstrong's new common stock reaches a value in excess of the exercise price of the Warrants during the period that they may be exercised. Armstrong Holdings Inc.'s ("AHI") shareholders were not entitled to vote on the POR. However, AHI's shareholders were sent the Disclosure Statement and the POR. If the POR is implemented, the only value that will be available to AHI shareholders is their ratable share of the Warrants available upon the contemplated dissolution of AHI. See AHI's Plan of Dissolution below.

     Armstrong Holdings, Inc's Plan of Dissolution, Winding Up and Distribution

     ("Plan of Dissolution")

     In connection with the implementation of the POR, the Warrants will be issued to AHI (or a wholly-owned subsidiary of AHI). The Board of Directors of AHI has determined that it is not practicable for AHI to continue

                   RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

     in operation as an on-going business owning the Warrants, which will then be AHI's only asset. Accordingly, the Board of Directors of AHI approved and recommended to AHI shareholders the Plan of Dissolution, whereby AHI will voluntarily dissolve and wind up its affairs in accordance with Pennsylvania law and, subject to completion of AHI's winding up (including the satisfaction of any liabilities of AHI), distribute any remaining Warrants to the shareholders. At a special meeting of AHI shareholders held on January 7, 2004, the Plan of Dissolution was approved by the AHI shareholders. The POR provides that Armstrong will pay the costs and expenses incurred in connection with administering AHI's Plan of Dissolution.

     Recent Developments and Next Steps in the Chapter 11 Process

     In order for the POR to be confirmed, the U.S. District Court must issue findings of fact and conclusions of law in support of confirmation of the POR, enter or affirm an order confirming the POR and issue the "524(g) injunction" which is part of the POR. In certain other companies' asbestos-related Chapter 11 cases, motions for recusal were filed in 2003 against U.S. District Court Judge Alfred M. Wolin, who is jointly administering with the Bankruptcy Court the asbestos-related issues in the Chapter 11 cases of five companies, including Armstrong. The Unsecured Creditors' Committee requested that in the event Judge Wolin is recused in the other cases, he also be recused in Armstrong's case. Judge Wolin has stayed further proceedings in all five cases before him, including Armstrong's Chapter 11 Case. On February 2, 2004, Judge Wolin denied the motions for recusal. An appeal of Judge Wolin's ruling is currently pending, with oral argument before the U.S. Court of Appeals for the Third Circuit scheduled for April 19, 2004. Armstrong is uncertain as to the impact, if any, beyond the present delay in confirmation of the POR that the motions and appeal will have on Armstrong's Chapter 11 proceedings, and when confirmation of the POR will be considered by the U.S. District Court is uncertain.

     Common Stock

     As a result of Armstrong filing the POR on November 4, 2002, the New York Stock Exchange stopped trading on the Exchange of the common stock of Armstrong Holdings, Inc. (traded under the ticker symbol "ACK"). Armstrong Holdings, Inc.'s common stock resumed trading in the over-the-counter (OTC) Bulletin Board under the ticker symbol "ACKHQ."

     Conclusion

     Although the POR has been developed, implementation of the POR is subject to confirmation of the POR in accordance with the provisions of the Bankruptcy Code and satisfaction after consummation of certain conditions, as provided by the POR. Armstrong is unable to predict when and if the POR will be confirmed. Therefore, the timing and terms of a resolution of the Chapter 11 Case remain uncertain.

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
         Schedule H, line 4i - Schedule of Assets (Held at End of Year)
                               September 30, 2003

Description of Investment                                 Cost       Fair Value
-------------------------                            ------------   ------------

Unallocated Armstrong Holdings, Inc. Common Stock    $ 91,276,513   $  2,867,325

Allocated Armstrong Holdings, Inc. Common Stock       104,384,454      3,665,459

Investments in Master Trust                           329,492,583    322,846,944